Ropes & Gray LLP
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WRITER’S DIRECT DIAL NUMBER: (202) 508-4667
September 10, 2007
VIA EDGAR
Mr. John M. Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	American Performance Funds
	File Nos.:	811-06114; 33-35190
	Filing Type:	Definitive Proxy Statement
	Filing Date:	September 10, 2007
Dear Mr. Ganley:
     Per your request, please find below our responses to your comments on the revised preliminary proxy statement, which was filed on behalf of American Performance Funds (the “Trust”) on August 30, 2007, pursuant to Section 14(a) of the Securities Exchange Act of 1934. The Trust acknowledges that staff comments or changes in response to staff comments with respect to the Trust’s revised preliminary proxy statement do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between the Trust and the Commission with respect to the filing as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Comment:	If appropriate, please remove the phrase “of any maturity” from the proposed investment objective of the Intermediate Bond Fund and the Short-Term Income Fund.

Response:	The requested change has been made. We have confirmed with portfolio management that investments in “other fixed income securities” for the Short-Term Income Fund will be primarily in short-term securities and that investments in “other fixed income securities” for the Intermediate Bond Fund will be primarily in intermediate-term securities.

Comment:	With respect to Proposals 2A, 2B and 2C, please move the sentence stating that the respective Fund’s principal investment strategy is not fundamental and can be changed without a vote of shareholders of the Fund.

Response:	The requested change has been made. We moved the sentence to a more appropriate location within each section.

Comment:	Please revise disclosure regarding the reasons for the Board of Trustees’ recommendation to amend the fundamental investment objective of the Bond Fund, Intermediate Bond Fund and Short-Term Income Fund, respectively.

Mr. John M. Ganley
September 10, 2007

Response:	The requested change has been made. The revised disclosure now reads as follows:
Shareholder approval is required to change a Fund’s “fundamental” investment objectives. After considering the present investment objective of the American Performance Bond Fund (the “Bond Fund”) and the American Performance Intermediate Bond Fund (the “Intermediate Bond Fund”) and the similarities between the two Funds, the Board of Trustees of the American Performance Funds has determined for clarification purposes to amend each Fund’s investment objective to one that seeks total return. After considering the present investment objective of the American Performance Short-Term Income Fund (the “Short-Term Income Fund”), the Board of Trustees of the American Performance Funds has determined for clarification purposes to amend the Fund’s investment objective to one that is primarily to seek income and secondarily to seek capital appreciation.
     Please also note that, due to timing constraints, the date of the shareholder meeting has been changed to October 9, 2007.
     If you have any further questions or comments please call me at (202) 508-4667.
Sincerely,
/s/ Alyssa Albertelli
Alyssa Albertelli